EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 for the registration of an aggregate maximum offering price of $500,000,000 of common stock, preferred stock, shares of preferred stock represented by depositary shares, warrants, stock purchase contracts and units, No. 333-114710 and No. 333-125582, and Form S-8 pertaining to the 1998 Stock Option Plan and the 2004 Stock Incentive Plan, No. 333-118361) of Cedar Shopping Centers, Inc. and in the related Prospectuses of our report dated March 6, 2006, with respect to the Combined Statement of Revenues and Certain Expenses of Certain Properties of WP Realty, Inc. included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

New York, New York
March 6, 2006